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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SYNOVICS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
87063M10 1
(CUSIP Number)

NalinKant Amratlal Rathod JL. Teregong Kecil A/1 Pondok Indah Jakarta , Indonesia	Alex Wiles, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2004 and April 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87063M10 1	Page	2	of	11

1	NAMES OF REPORTING PERSONS: NalinKant Amratlal Rathod

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

India

	7	SOLE VOTING POWER:

NUMBER OF		212,806 SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,390,679 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		212,806 SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,390,679 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,603,485 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	87063M10 1	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Asia Pacific Investment Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,376,393 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,376,393 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,376,393 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87063M10 1	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Technology Resources & Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,286 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

14,286 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,286 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D
ITEM 1. SECURITY AND ISSUER.
     This Statement relates to the common stock, $.001 par value (the “Common Stock”) of Synovics Pharmaceuticals, Inc., a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 2575 E. Camelback Road, Suite 450, Phoenix, Arizona 85016.
ITEM 2. IDENTITY AND BACKGROUND.
     (a), (b), (c) and (f). This Schedule 13D is being filed by the following persons (each, a “Reporting Person”), in each case with respect to the Common Stock indicated:
          (i) NalinKant Amratlal Rathod. Mr. Rathod is a citizen of India. Mr. Rathod holds 100% of the equity of, and is the sole director of, the entities described below. Mr. Rathod’s principal occupation is as a managing director of Capital Managers Asia Pte. Ltd, pursuant to which he provides investment advisory and capital management services. Mr. Rathod also manages his own investments, which include the investments in the Company described herein.. His business address is JL. Teregong Kecil A/1, Pondok Indah, Jakarta, Indonesia.
          (ii) Asia Pacific Investment Holdings Limited (“Asia Pacific”). Asia Pacific is a British Virgin Islands limited liability company.. Its business address is JL. Teregong Kecil A/1, Pondok Indah, Jakarta, Indonesia. Mr. Rathod owns 100% of the outstanding ownership interest of Asia Pacific. Mr. Rathod serves as the sole director of Asia Pacific.
          (iv) Technology Resourses & Investments Limited (“Technology Resources”). Technology Resources is a British Virgin Islands limited liability company.. Its business address is JL. Teregong Kecil A/1, Pondok Indah, Jakarta, Indonesia. Mr. Rathod owns 100% of the outstanding ownership interest of Technology Resources. Mr. Rathod serves as the sole director of Technology Resources.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The funds for all of the purchases described below were provided (i) in the case of Mr. Rathod, solely out of his personal funds and (ii) in the case of the other Reporting Persons, solely out of their working capital.

     On August 10, 2004, Asia Pacific acquired 1,000,000 shares of Common Stock directly from the Company in a private placement, at a price of $1.00 per share.
     On February 12, 2004, the Company issued the following securities to Asia Pacific in a private placement: (i) 50,000 shares of Common Stock at a purchase price of $.01 per share; (ii) a $49,500 convertible promissory note, convertible into shares of Common Stock at a conversion price of $1.00 per share; and (iii) warrants to purchase 50,000 shares of Common Stock at an exercise price of $1.00 per share. The note was eventually converted into 49,500 shares of Common Stock and the warrant was ultimately exercised for 50,000 shares of Common Stock.
     On September 1, 2004, the Company issued and sold 200,000 shares of common stock to Asia Pacific, in exchange for ownership of certain technology.
     On April 17, 2006, Asia Pacific acquired the Convertible Promissory Note and Common Stock Purchase Warrant described below for $1,500,000.
     In prior periods, Mr. Rathod and Asia Pacific had acquired (directly, or indirectly through Bali Holdings as described below), 191,017 shares of Common Stock from the Company in one or more private placements at an average cost of approximately $40 per share (in each case, as adjusted to reflect subsequent stock splits).
     Of the remaining 312,968 shares beneficially held by the Reporting Persons, 216,018 shares were acquired over time in market transactions by Asia Pacific at an average cost of approximately $4.16 per share (as adjusted for stock splits), and 96,650 shares were acquired over time in market transactions directly by Mr. Rathod at an average cost of approximately $2.19 per share
ITEM 4: PURPOSE OF TRANSACTION.
     The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes. Except as set forth below as to subparagraphs (a) and (d) of Item 4 of Schedule 13D, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     (a) Although the Reporting Persons initially acquired their shares of Common Stock solely for investment purposes, Mr. Rathod has recently concluded that, in light of the Company’s performance to date and recent filings by the Company with the SEC, he is concerned about the health and direction of the Company and he would generally favor a change in the composition of the Board of Directors and management of the Company. In that regard, the Reporting Persons are considering whether to nominate an alternative slate of directors in connection with the Company’s next election of directors, or to otherwise approach the current Board of Directors to request a change in the Board or current management, and Mr. Rathod may offer to serve as a director in connection with any such proposal.
     (b) Under certain circumstances, including a satisfactory change in the composition of the Board of Directors and management of the Company and satisfactory review of the

Company’s finances, the Reporting Persons may be willing in the future to consider an additional investment in Company securities.
     The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons beneficially own 2,603,485 shares of Common Stock, which represents approximately 9.2% of the total Common Stock outstanding (given effect to the exercise and conversion of the warrant and convertible note described below).
     These percentages are derived from an assumed total number of shares of Common Stock outstanding of 27,544,630, based on information in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2006, as supplemented by its Current Report on Form 8-K filed on February 1, 2007 and Current Report on Form 8-K/A filed on February 21, 2007
     Asia Pacific beneficially owns 2,376,393 shares of Common Stock, which represents approximately 8.4% of the outstanding shares of Common Stock (giving effect, for this purpose only, to the conversion of the Note and exercise of the Warrant described in Item 6 below). Mr. Rathod shares beneficial ownership of these 2,376,393 shares of Common Stock as the owner and sole director of Asia Pacific. The shares include 500,000 shares which are acquirable by Asia Pacific under the terms of a Convertible Promissory Note dated April 17, 2006, and 250,000 shares acquirable by Asia Pacific under the terms of a Common Stock Purchase Warrant dated that same date, each of which is described in more detail in Item 6 below. These shares also include 216,018 shares that are held for the benefit of Asia Pacific by Royal Bank of Canada and 60,875 shares that are held for the benefit of Asia Pacific by Great Asian Holdings Limited and .
     Technology Resources beneficially owns 14,286 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Mr. Rathod shares beneficial ownership of these 14,286 shares of Common Stock as the owner and sole director of this entity.
     Mr. Rathod beneficially holds an additional 212,806 shares of Common Stock over which he holds sole beneficial ownership, which includes 116,156 shares that were purportedly transferred to Mr. Rathod in 2006 by Bali Holdings Limited (but for which Mr. Rathod has yet to receive share certificates from the Company’s transfer agent) and 96,650 shares that are held for the benefit of Mr. Rathod by Merrill Lynch. Together with the shares of Common Stock beneficially held by the entities above, Mr. Rathod collectively holds 2,603,485 shares of Common Stock, which represents approximately 9.2% of the outstanding shares of Common Stock (giving effect, for this purpose only, to the conversion of the Note and exercise of the Warrant described in Item 6 below) including the shares acquirable under the above described Convertible Promissory Note and Common Stock Purchase Warrant.
     (b) Mr. Rathod shares the power to vote or to direct the vote or to dispose or direct the disposition of the 2,390,679 shares of Common Stock held in the aggregate by Asia Pacific and Technology Resources because Mr. Rathod, as the 100% owner, controls each of those entities and, in his capacity as sole director, may act on behalf of each of those entities to vote or to direct the vote or to dispose or direct the disposition of the 2,390,679 shares of Common Stock they collectively hold.
     In the course of his business, Mr. Rathod also provides investment advice and consulting services to certain business associates who to his knowledge hold, collectively, approximately 310,000 shares of Common Stock (including certain shares held by Macro Power Ltd that are reflected as beneficially owned by Mr. Rathod in recent filings by the Company). Mr. Rathod disclaims beneficial ownership of those shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Asia Pacific holds a Convertible Promissory Note, dated April 17, 2006 (the “Note”), of the Company in the principal amount of $1,500,000, which allows Asia Pacific to convert the principal balance under the Note outstanding at any time into shares of Common Stock at a price equal to the lesser of (i) $3.00 in principal amount per share (or 500,000 shares in the aggregate) or (ii) 75% of the then current conversion price per common shares of the Company’s Series A Preferred Stock (no shares of which is outstanding on the date hereof). In addition, Asia Pacific holds a Common Stock Purchase Warrant (the “Warrant”) pursuant to which it may purchase, at any time before April 17, 2009, up to 250,000 shares of Common Stock at a price per share equal to equal to the lesser of (i) $4.00 per share or (ii) a price per share paid by cash investors in a Qualified Equity Financing (as defined in the Warrant). Mr. Rathod recently delivered a notice of default to the Company relating to the Note. The Note is included as Exhibit 10.1 hereto, and the Warrant is included as Exhibit 10.2 hereto.
     Except for the Note, the Warrant, and the other relationships described in Item 5, there are no contracts, arrangements, understands or relationships among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1	Convertible Promissory Note, dated April 17, 2006, by Synovics Pharmaceuticals, Inc., as borrower, in favor of Asia Pacific Investment Holdings Limited.

Exhibit 10.2	Common Stock Purchase Warrant, dated April 17, 2006, issued by Synovics Pharmaceuticals, Inc. to Asia Pacific Investment Holdings Limited.

Exhibit 99.1	Joint Filing Statement of the Reporting Persons

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2007	/s/ NalinKant Amratlal Rathod
NalinKant Amratlal Rathod

Dated: February 22, 2007	Asia Pacific Investment Holdings Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

Dated: February 22, 2007	Technology Resources Investments Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

10.1	Convertible Promissory Note, dated April 17, 2006, by Synovics Pharmaceuticals, Inc., as borrower, in favor of Asia Pacific Investment Holdings Limited. (Incorporated by reference to Form of Convertible Promissory Note filed as Exhibit 10.3 of the Form 8-K of the Company filed on October 7, 2005, as amended on October 11, 2005)

10.2	Common Stock Purchase Warrant, dated April 17, 2006, issued by Synovics Pharmaceuticals, Inc. to Asia Pacific Investment Holdings Limited. (Incorporated by reference to Form of Common Stock Purchase Warrant filed as Exhibit 10.5 of the Form 8-K of the Company filed on October 7, 2005, as amended on October 11, 2005)

99.1	Joint Filing Statement of the Reporting Persons